EXHIBIT 15

Board of Directors and Stockholders
United Fire & Casualty Company

We are aware of the incorporation by reference in the Proxy Statement of United Fire & Casualty Company that is made a part of Amendment No. 1 to the Registration Statement (Form S-4 No. 333-174491) of United Fire Group, Inc. for the registration of 75,000,000 shares of its common stock and 10,000,000 shares of its preferred stock of our reports dated May 10, 2011, August 5, 2011 and November 4, 2011, relating to the unaudited consolidated interim financial statements of United Fire & Casualty Company that are included in its Forms 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, respectively.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois
November 4, 2011